

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Frank Igwealor
Chief Executive Officer
Givemepower Corporation
370 Amapola Ave., Suite 200A
Torrance, CA 90501

> **Re: Givemepower Corporation**
> **Registration Statement on Form 10-12G**
> **Filed May 11, 2020**
> **File No. 000-31006**

Dear Mr. Igwealor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction